UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of

1934

For the month of March, 2026	Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(Translation of registrant's name into English)

1 York Street, 31st Floor, Toronto, Ontario M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Exhibits

99.1	Notice of Annual Meeting and Management Information Circular
99.2	Notice and Access - Notice of Annual and Special Meeting and Notice of Availability of Meeting Materials
99.3	Proxy Form and Request for Delivery of Financial Statements
99.4	Electronic Distribution Insert
99.5	Annual Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc.
(Registrant)

Date: March 24, 2026	By	/s/ Kevin Armitage
Kevin Armitage
AVP & Managing Counsel, Corporate Legal